UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Theragenics Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

883375107

(CUSIP Number)

Richard W. Holmes, Jr.

Fifth Third Bank

38 Fountain Square Plaza, MD 10AT76

Cincinnati, Ohio 45263

(513) 534-6030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 883375107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fifth Third Capital Holdings, LLC 26-3212199
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,744*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,744*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*The Reporting Person disclaims beneficial ownership with respect to the Shares.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Shares”), of Theragenics Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5203 Bristol Industrial Way, Buford, Georgia, 30518.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Fifth Third Capital Holdings, LLC, a Delaware limited liability company (the “Reporting Person”).

(b) The address of the principal office of the Reporting Person is 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

(c) The principal business of the Reporting Person is to invest in the capital stock of various persons.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

In connection with its equity contribution, from its working capital, to Juniper TGX Investment Partners, LLC (“Equity LLC”), a Delaware limited liability company formed to hold equity in Juniper Holdings, Inc. (“ParentCo”), the Reporting Person may be deemed to be the beneficial owner of the securities discussed in Item 5.

Pursuant to that certain Escrow Agreement, dated August 2, 2013 (the “Escrow Agreement”), the Reporting Person agreed, subject to certain conditions, to contribute $5.5 million in cash to ParentCo, through a contribution to Equity LLC, in exchange for equity securities of Equity LLC, and providing for the rights, contemplated by that certain Interim Investors Agreement (as defined below), for the purpose of funding a portion of the aggregate merger consideration pursuant to the Merger Agreement (as defined below) and to pay related fees and expenses. This summary of the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the Escrow Agreement, which is attached hereto as Exhibit A and incorporated by reference in its entirety into this Item 3.

The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of August 2, 2013, between Juniper Acquisition Corporation, a Delaware corporation (“MergerCo”) and the Issuer (the “Merger Agreement”), which are described in Item 4 below, is approximately $69.5 million.

Item 4. Purpose of Transaction.

The purpose of the Transactions is to acquire all of the outstanding Shares. If the Transactions are consummated, the Shares will be delisted from the New York Stock Exchange and will cease to be registered under the Act, and the Issuer will be privately held by the Reporting Person, certain other investors, in each case, indirectly through such parties equity interest in Equity LLC.

MergerCo, Juniper Investment Company, LLC (“Juniper Investment Company”), Equity LLC and the Reporting Person entered into an Interim Investors Agreement, dated as of August 2, 2013 (the “Interim Investors Agreement”), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by MergerCo. This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is attached hereto as Exhibit B and incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The percentages used herein are calculated based upon 31,061,883 Shares outstanding at May 6, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

As a result of the matters described in Item 4 above, the Reporting Person may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Act. Accordingly, the Reporting Person, by virtue of its interest in Equity LLC, may be deemed to be the beneficial owner of 2,198,744 Shares, constituting approximately 7.08% of the Shares outstanding as of March 31, 2013. In addition, by virtue of the Interim Investors Agreement (as defined in Item 4 above), the Reporting Person may be deemed to share voting power and dispositive power with respect to the Shares. The Reporting Person hereby disclaims beneficial ownership with respect to the Shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by the Schedule 13D.

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Person or, to its knowledge, any other person or entity referred to in Item 2 of this Schedule 13D.

(d) To the knowledge of the Reporting Person, the Reporting Person does not have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit A:	Escrow Agreement, dated August 2, 2013

Exhibit B:	Interim Investors Agreement, by and among Juniper Acquisition Corporation, Juniper Investment Company, LLC, Juniper TGX Investment Partners, LLC, Juniper TGX Investors, LLC, Fifth Third Capital Holdings, LLC, Bradford Koenig, Garrison Capital Equity Holdings, LLC, GMMF Equity Holdings LLC, Patrick Sullivan, Peter D’Aloia 2009 GRAT, Jeffrey Obermayer, Thomas Latsos, Michael Pagonas, George Stoeckert, Jakob K. Mieritz and James Grant, dated August 2, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2013

FIFTH THIRD CAPITAL HOLDINGS, LLC

By:	/s/ Richard W. Holmes, Jr.
Name: Title:	Richard W. Holmes, Jr. Counsel